SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 37)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                        87927W10
      (Title of class of securities)                            (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                 75 5TH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                       AUGUST 25 THROUGH DECEMBER 30, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 8
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  AF
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):   [ ]

------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
       NUMBER OF                    7               SOLE VOTING POWER:                                      96,713,185
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                 96,713,185

                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,504,058,544
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [ ]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        18.7%

------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------




                                Page 2 of 8 pages

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                  Page 3 of 8
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]

------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
       NUMBER OF                    7               SOLE VOTING POWER:                                          0
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0

                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        18.0%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------



                               Page 3 of 8 pages

         This Amendment No. 37 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.


ITEM 2.  IDENTITY AND BACKGROUND

         By letter, dated December 27, 2005, Mr. Emilio Gnutti resigned as a director of Olimpia.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pirelli Finance (Luxembourg) S.A. ("PFL"), a wholly-owned subsidiary of Pirelli & C., obtained the funds required to make the market purchases and acquire the call options described in the first three paragraphs of Item 4 below from one or more affiliates, which in turn obtained such funds from available cash resources.


ITEM 4.  PURPOSE OF TRANSACTION

         During the period between August 25, 2005 and August 30, 2005, PFL acquired an aggregate of 10,850,000 Telecom Italia Shares in market transactions effected on the Italian Stock Exchange. The average price per share of such Telecom Italia Shares was euro 2.5528. Information regarding each transaction referred to above is set forth on Schedule I.

         On November 14, 2005, PFL purchased from JPMorgan Chase Bank, N.A. ("JPM") a call option with respect to 37,500,000 Telecom Italia Shares. The option may be exercised by PFL in whole on March 17, 2006 at an exercise price of euro 2.373 per share. PFL may elect that the option be settled in cash. PFL paid euro 6,051,000 to JPM in consideration for the option. The form of letter agreement, dated December 29, 2005, between PFL and JPM confirming the principal terms of the option is filed as Exhibit 85.

         On November 15, 2005, PFL purchased from HSBC Bank Plc ("HSBC") a call option with respect to 37,500,000 Telecom Italia Shares. The option may be exercised by PFL in whole on March 17, 2006 at an exercise price of euro 2.32 per share. PFL may elect that the option be settled in cash. PFL paid euro 5,785,500 to HSBC in consideration for the option. The form of letter agreement,


                               Page 4 of 8 pages
dated December 29, 2005, between PFL and HSBC confirming the principal terms of the option is filed as Exhibit 86.

         On December 28, 2005, PFL purchased from Mediobanca Banca di Credito Finanziario S.p.A. ("Mediobanca") a call option, in consideration for selling to Mediobanca a put option, each with respect to 40,000,000 Telecom Italia Shares. The call option may be exercised by PFL in whole on June 16, 2006 at euro 2.6072 per share and the put option may be exercised by Mediobanca in whole on June 16, 2006 at euro 2.2897 per share. PFL may require that the relevant option be settled in cash. The form of letter agreement confirming the principal terms of the options is filed as Exhibit 87.

         On December 30, 2005, PFL purchased from HSBC a call option, in consideration for selling to HSBC a put option, each with respect to 40,000,000 Telecom Italia Shares. The call option may be exercised by PFL in whole on June 16, 2006 at euro 2.6139 per share and the put option may be exercised by HSBC in whole on June 16, 2006 at euro 2.2512 per share. PFL may require that the relevant option be settled in cash. The form of letter agreement confirming the principal terms of the options is filed as Exhibit 88.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         After giving effect to the acquisition of the 10,850,000 Telecom Italia Shares referred to in Item 4, Pirelli & C. may be deemed to beneficially own an aggregate of 2,504,058,544 Telecom Italia Shares (including the 2,407,345,359 Telecom Italia Shares beneficially owned by Olimpia), representing approximately 18.7% of the total number of Telecom Italia Shares reported to be issued and outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 22, 2005, Olimpia announced that it had pledged approximately 119,000,000 Telecom Italia Shares in favor of Interbanca S.p.A. and Banca Antoniana Popolare Veneta S.p.A. to secure its obligations under a financing agreement, dated December 27, 2005, pursuant to which these banks agreed to lend to Olimpia an aggregate of up to euro 260,000,000 on the terms and conditions set forth therein. An English translation of the press release is filed as Exhibit 89. English translations of the financing agreement and pledge instrument will be filed by amendment.

         The information contained in Item 4 with respect to certain options to which PFL is a party is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

85. Form of letter agreement, dated December 29, 2005, between JPMorgan Chase Bank, N.A. and Pirelli Finance (Luxembourg) S.A.

86. Form of letter agreement, dated December 29, 2005, between HSBC Bank Plc and Pirelli Finance (Luxembourg) S.A.

87. Form of letter agreement, dated December 29, 2005, between Mediobanca Banca di Credito Finaciario S.p.A. and Pirelli Finance (Luxembourg) S.A.


                               Page 5 of 8 pages

88. Form of letter agreement, dated December 30, 2005, between HSBC Bank Plc and Pirelli Finance (Luxembourg) S.A.

89. Press Release of Olimpia, dated December 22, 2005. [English translation]


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: January 9, 2006

                                      PIRELLI & C. S.p.A.

                                      By: /s/ Anna Chiara Svelto
                                          -------------------------------------
                                          Name: Anna Chiara Svelto
                                          Title: Attorney-in-fact


                                      OLIMPIA S.p.A.

                                      By: /s/ Luciano Gobbi
                                          -------------------------------------
                                          Name: Luciano Gobbi
                                          Title: Director and Attorney-in-fact





















                               Page 6 of 8 pages

                                 EXHIBIT INDEX


Exhibit No.
-----------

85. Form of letter agreement, dated December 29, 2005, between JPMorgan Chase Bank, N.A. and Pirelli Finance (Luxembourg) S.A.

86. Form of letter agreement, dated December 29, 2005, between HSBC Bank Plc and Pirelli Finance (Luxembourg) S.A.

87. Form of letter agreement, dated December 29, 2005, between Mediobanca Banca di Credito Finaciario S.p.A. and Pirelli Finance (Luxembourg) S.A.

88. Form of letter agreement, dated December 30, 2005, between HSBC Bank Plc and Pirelli Finance (Luxembourg) S.A.

89. Press Release of Olimpia, dated December 22, 2005. [English translation]













                               Page 7 of 8 pages

                                   SCHEDULE I


     ACQUISITIONS BY PFL OF TELECOM ITALIA SHARES - 8/25/05 THROUGH 8/30/05




--------------------------- ------------------------ ---------------------------
     TRANSACTION DATE         NUMBER OF SECURITIES      PRICE PER SECURITY(1)
--------------------------- ------------------------ ---------------------------
8/25/05                     600,000                  2.571279
--------------------------- ------------------------ ---------------------------
8/26/05                     3,850,000                2.554962
--------------------------- ------------------------ ---------------------------
8/29/05                     3,200,000                2.543421
--------------------------- ------------------------ ---------------------------
8/30/05                     3,200,000                2.556054
--------------------------- ------------------------ ---------------------------

















-------------------
(1)   Prices are denominated in Euros, and exclude commissions and fees.






                               Page 8 of 8 pages